January 29, 2020

Tomoo Yoshida
Chief Executive Officer
Exceed World, Inc.
1-2-38-6F, Esaka-cho
Suita-shi, Osaka 564-0063, Japan

       Re: Exceed World, Inc.
           Registration Statement on Form S-1
           Filed January 14, 2020
           File No. 333-235912

Dear Mr. Yoshida:

        We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed January 14, 2020

General

1. Please update your financial statements in accordance with Item 8-08 of Regulation S-X.
       In this regard, please amend your filing to include audited financial statements for your fiscal year ended September 30, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Tomoo Yoshida
Exceed World, Inc.
January 29, 2020
Page 2

       Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-3222
with any questions.



                                                         Sincerely,
FirstName LastNameTomoo Yoshida
                                                         Division of
Corporation Finance
Comapany NameExceed World, Inc.
                                                         Office of Trade &
Services
January 29, 2020 Page 2
cc:       Conn Flanigan
FirstName LastName